FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

 Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Press release filed with the Israeli Securities Authority on May 30, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: May 31, 2010

-FOR IMMEDIATE RELEASE-

Tel Aviv, Israel – May 30, 2010 – Elron Electronic Industries Ltd. ("Elron") (TASE: ELRN) today announced that, further to its announcement on May 25, 2010 regarding its preparations for the completion of the sale of Medingo Ltd. (a subsidiary of Elron), the aforementioned sale was completed on May 28, 2010.

As a result, in respect of the aforementioned sale:

1.
Elron and RDC – Rafael Development Corporation Ltd. ("RDC"), Elron's 50.1% held subsidiary, received approximately $14 million and approximately $94 million, respectively, out of the consideration paid upon completion of the transaction, and may receive in the future additional amounts of up to approximately $3 million and up to approximately $21 million, respectively, from the amount held in escrow in connection with the transaction for a period of up to 24 months, and up to approximately $3 million and up to approximately $29 million, respectively, out of an additional consideration which is conditional upon Medingo Ltd. achieving gradually, over a certain period (currently estimated to extend up to approximately 5 years), certain operational milestones.

2.
Elron will record in the second quarter of 2010 a net gain currently estimated to be approximately $59 million. An additional net gain currently estimated at an aggregate amount of up to approximately $25 million may be recorded at later stages, taking into consideration certain future events which may affect the amounts Elron and RDC will receive from the escrow amount or from the contingent consideration. The amount of the net gain that will be recorded in the second quarter is still under examination and the results thereof may increase such net gain and simultaneously decrease by the same amount the net gain that may be recorded at later stages  The aforementioned net gain amounts include Elron's share of the net gain amounts to be recorded by RDC in consideration of the aforementioned sale.

The main terms of the aforementioned sale are described in Note 3.b.2 to Elron's Financial Statements for the first quarter of 2010.

Elron Electronic Industries Ltd. (TASE: ELRN), a member of the IDB Holding group, is a technology holding company listed on the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise public and privately held companies engaged in a diverse range of technological activities. These companies, at various levels of maturity and progress, are primarily in the fields of medical devices, information & communications technology and clean technology, and have the potential to be technology leaders, each in their respective fields. Elron focuses on identifying and developing unique technology companies. Current group companies include Given Imaging, BrainsGate, NuLens, Aqwise and Starling, and in the past included Elbit Systems, NetVision Partner Communications and Medingo. For further information, please visit www.elron.com.

Company Contact:
Lauren Duke, Assistant to CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks are detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission and the Israeli Securities Authority, which the Company urges investors to consider. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.